UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

GCI LIBERTY, INC.

(Name of Issuer)

Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”)

(Title of Class of Securities)

36164 V 503

(CUSIP Number)

Barry A. Adelman, Esq.

Friedman Kaplan Seiler & Adelman LLP

1633 Broadway, 46th Floor

New York, NY 10019-6708

(212) 833-1107

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the"Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36164 V 503

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) John W. Stanton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 536,193.2(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 536,193.2(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 536,193.2(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) Represents ownership percentage following the completion of the Auto Conversion on March 8, 2018, and the Contribution and Split-Off transactions on March 9, 2018 (as such terms are defined below). Based on: (a) 32,848,000 shares of Class A-1 Common Stock and 3,047,000 shares of Class B-1 Common Stock actually issued and outstanding on February 23, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K filed on February 28, 2018, each of which were converted into (i) 0.63 of a share of the Issuer’s new Class A Common Stock and (ii) 0.20 of a share of the Issuer’s new Series A Preferred Stock, in the Auto Conversion that was completed as of 4:21 p.m., New York City time, on March 8, 2018, for a total of 7,179,000 outstanding shares of Issuer Series A Preferred Stock.

(2) The Voting Agreement, dated as of April 4, 2017 (the “Voting Agreement”), by and among Liberty Interactive Corporation (“Liberty”), the Issuer and John W. Stanton and Theresa E. Gillespie (the "Reporting Persons") contains provisions relating to the voting of the shares of Issuer’s capital stock acquired by the Reporting Persons pursuant to the Reorganization Agreement referred to below (the “Subject Shares”). In addition, such Voting Agreement contains certain transfer restrictions on the Subject Shares. The Reporting Persons expressly disclaim the existence of and membership in a group with any or all of the other parties to the Voting Agreement.

CUSIP No. 36164 V 107 CUSIP No. 36164 V 206

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Theresa E. Gillespie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 536,193.2(1)(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 536,193.2(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 536,193.2(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) Represents ownership percentage following the completion of the Auto Conversion on March 8, 2018, and the Contribution and Split-Off transactions on March 9, 2018 (as such terms are defined below). Based on: (a) 32,848,000 shares of Class A-1 Common Stock and 3,047,000 shares of Class B-1 Common Stock actually issued and outstanding on February 23, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K filed on February 28, 2018, each of which were converted into (i) 0.63 of a share of the Issuer’s new Class A Common Stock and (ii) 0.20 of a share of the Issuer’s new Series A Preferred Stock, in the Auto Conversion that was completed as of 4:21 p.m., New York City time, on March 8, 2018, for a total of 7,179,000 outstanding shares of Issuer Series A Preferred Stock.

(2) The Voting Agreement, dated as of April 4, 2017 (the “Voting Agreement”), by and among Liberty Interactive Corporation (“Liberty”), the Issuer and John W. Stanton and Theresa E. Gillespie (the "Reporting Persons") contains provisions relating to the voting of the shares of Issuer’s capital stock acquired by the Reporting Persons pursuant to the Reorganization Agreement referred to below (the “Subject Shares”). In addition, such Voting Agreement contains certain transfer restrictions on the Subject Shares. The Reporting Persons expressly disclaim the existence of and membership in a group with any or all of the other parties to the Voting Agreement.

This Schedule 13D is being filed to report the beneficial ownership of the Reporting Persons in the Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”) of the Issuer that was issued to the Reporting Persons in connection with the closing of the Transactions contemplated by the Reorganization Agreement, including the issuance of the Series A Preferred Stock to the Reporting Persons as of 4:21 p.m. New York City time on March 8, 2018, the effective time of the Auto Conversion (as all such terms are defined below).

Item 1.  Security and Issuer.

The class of securities to which this Schedule 13D relates is the Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”) of GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (the “Issuer”).  The Series A Preferred Stock is a voting stock, each share of which is entitled to one-third vote per share (subject to certain adjustments), voting together as a class generally with the Issuer’s Class A Common Stock and Class B Common Stock on all matters submitted to the Issuer’s Class A Common Stock and Class B Common Stock. The Issuer’s principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

Item 2.  Identity and Background.

(a) The names of the persons filing this statement are John W. Stanton (“Mr. Stanton”) and Theresa E. Gillespie (“Ms. Gillespie,” and together with Mr. Stanton, the “Reporting Persons”).  Mr. Stanton and Ms. Gillespie are husband and wife.

(b) The business address of each of the Reporting Persons is 155 108th Avenue, N.E., Suite 400, Bellevue, Washington 98004.

(c) Mr. Stanton’s and Ms. Gillespie’s principal occupations are private investors.

(d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the past five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Stanton and Ms. Gillespie are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 4 below to this Schedule 13D is incorporated into this Item 3 by reference.

Item 4.  Purpose of Transaction.

As of 4:21 p.m., New York City time, on March 8, 2018, the Issuer effected the automatic conversion (the “Auto Conversion”) of its Class A-1 Common Stock and Class B-1 Common Stock (the “former Issuer common stock”) in accordance with the terms of the Issuer’s Amended and Restated Articles of Incorporation, pursuant to which holders of the former Issuer common stock received (i) 0.63 of a share of the Issuer’s new Class A Common Stock and (ii) 0.20 of a share of the Issuer’s new Series A Preferred Stock, in exchange for each share of their former

Issuer common stock.  On or about 8:00 a.m., New York City time, on March 9, 2018, Liberty Interactive Corporation (“Liberty”) acquired a controlling interest in the Issuer through a reorganization in which certain assets and liabilities attributed to Liberty’s Ventures Group were contributed to the Issuer in exchange for a controlling interest in the Issuer (as further defined below, the “Contribution”).  Following the completion of the Contribution at 4:01 p.m. New York City time, on March 9, 2018, Liberty completed the redemption of each outstanding share of Liberty Ventures Series A common stock and Liberty Ventures Series B common stock in exchange for one share of the corresponding class of the new Issuer common stock (as further defined below, the “Split-Off”, and together with the GCI Reclassification (as described in Item 5(c) below), the Auto Conversion and the Contribution, the “Transactions”).

Pursuant to the Agreement and Plan of Reorganization, dated April 7, 2017 (the “Reorganization Agreement”) entered into by the Issuer, Liberty, and Liberty Interactive LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Liberty, Liberty would contribute certain assets to the Issuer, acquire control of the Issuer through the issuance of Issuer capital stock to Liberty, and effect a split-off  of Liberty’s acquired interest in the Issuer, as described in the joint press release dated April 4, 2017 of Liberty and the Issuer attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2017, which joint press release is Exhibit 2 hereto and is incorporated herein by reference (the “Press Release”).

The “Contribution” refers to certain of the transactions under the Reorganization Agreement,  Pursuant to the Reorganization Agreement, on March 9, 2018 certain assets and liabilities attributed to Liberty’s Ventures Group were contributed to the Issuer in exchange for (a) the issuance to Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Liberty of (i) a number of shares of Issuer Class A Common Stock and a number of shares of Issuer Class B Common Stock equal to the number of outstanding shares of Liberty Ventures Series A common stock and Liberty Ventures Series B common stock outstanding on the closing date of the Contribution, respectively, (ii) certain exchangeable debentures, and (iii) cash, and (b) the assumption of certain liabilities by the Issuer.

The Reporting Persons will be holding their Series A Preferred Stocks for investment purposes.  Each of the Reporting Persons, however, expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations, prospects, the market price of the Series A Preferred Stock, conditions in the securities markets generally, general economic and industry conditions and other factors.  The Reporting Persons may purchase additional shares of Issuer capital stock or may sell shares of Issuer capital stock from time to time in public or private transactions.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as may be required pursuant to the Voting Agreement described in Item 4, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any matter required to be disclosed in response to subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as may be required pursuant to the Voting Agreement.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The aggregate number and percentage of shares of Series A Preferred Stock beneficially owned by the Reporting Persons following the completion of the Transactions on March 9, 2018 are 536,193.2 shares of Series A Preferred Stock, which shares constitute 7.5% of the outstanding Series A Preferred Stock of the Issuer.   Such 7.5% represents ownership percentage following the completion of the Auto Conversion on March 8, 2018, and the Contribution and Split-Off transactions on March 9, 2018. Such percentage is based on: (a) 32,848,000 shares of Class A-1 Common Stock and 3,047,000 shares of Class B-1 Common Stock actually issued and outstanding on February 23, 2018, as disclosed in the Issuer’s Annual Report on Form 10-K filed on February 28, 2018, each of which were converted into (i) 0.63 of a share of the Issuer’s new Class A Common Stock and (ii) 0.20 of a share of the Issuer’s new Series A Preferred Stock, in the Auto Conversion that was completed as of 4:21 p.m., New York City time, on March 8, 2018, for a total of 7,179,000 outstanding shares of Issuer Series A Preferred Stock.

See the first paragraph of Item 6 below, which is incorporated by reference into this Item 5(a) and (b), for a description of the Voting Agreement.

(c) See the first paragraphs of Item 4 above, which is incorporated by reference into this Item 5(c), for a description of the Auto Conversion, which resulted in the Reporting Persons becoming beneficial owners of Series A Preferred Stock.

(d) an (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 4, 2017, the Reporting Persons entered into a voting agreement (the “Voting Agreement”) with the Issuer and Liberty, in connection with the Reorganization Agreement. The Voting Agreement contains provisions relating to the voting of the shares of Issuer’s capital stock acquired by the Reporting Persons pursuant to the Reorganization Agreement (the “Subject Shares”). In addition, among other things, such Voting Agreement contains certain transfer restrictions on the Subject Shares, as well as a right for the Reporting Persons to be reimbursed by the Issuer all fees and expenses incurred by them in connection with the Voting Agreement and the transactions contemplated thereby (including reasonable attorneys’ fees), which the Issuer will pay in shares of common stock of the Issuer. The Reporting Persons expressly disclaim the existence of and membership in a group with any or all of the other parties to the Voting Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement which is Exhibit 3 and is incorporated herein by reference.

On March 5, 2007, the Reporting Persons entered into a Registration Rights Agreement with the Issuer, providing the Reporting Persons with two demand registrations and incidental registration rights with respect to the Reporting Persons’ shares of Class A Common Stock and Series A Preferred Stock (and any securities issued in exchange thereof or in respect thereof) if Rule 144 is not available for the sale of such securities by the Reporting Persons. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is Exhibit 4 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1.                                      Joint Filing Agreement, dated March 9, 2018.

2.             Joint press release dated April 4, 2017 of Liberty and the Issuer attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on April 4, 2017.

3.                                      Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, the Issuer, and the Reporting Persons (incorporated by reference to Exhibit No. 5 to Amendment No. 5 filed by the Reporting Persons on April 7, 2017 to the Schedule 13D filed by the Reporting Persons on March 12, 2017, with respect to General Communication, Inc. Class A Common Stock and Class B Common Stock).

4.                                      Registration Rights Agreement, dated as of March 5, 2007, between the Issuer and the Reporting Persons (incorporated by reference to Exhibit No. 3 to the Schedule 13D filed by the Reporting Persons with respect to General Communication, Inc. Class A Common Stock and Class B Common Stock on March 12, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 9, 2018

Signature	/s/ John W. Stanton
John W. Stanton

Signature	/s/ Theresa E. Gillespie
Theresa E. Gillespie